Exhibit 99.1

KBS FASHION GROUP LIMITED, a Marshall Islands corporation

NOTICE OF SPECIAL MEETING OF THE SHAREHOLDERS

May 21, 2021

To the shareholders of KBS Fashion Group Limited, a Marshall Islands corporation (the “Company”):

NOTICE IS HEREBY GIVEN that a special meeting of the shareholders of the Company will be held on June 16, 2021 at 9:00 a.m. local time at: Wingate by Wyndham Hainan Chengmai, 30 West Yongqing Road Yingbin Coast, Chengmai County, Chengmai, China 571900, to vote on the following proposals:

1. To amend Article VI, Section 1 of the Corporation’s Amended and Restated Articles of Incorporation dated October 30, 2012, as further amended by articles of amendment filed on October 31, 2014 and February 3, 2017 (collectively the “Articles”) such that, as permitted by Section 67(1) of the BCA, a majority of the Corporation’s shareholders may act by written consent without a meeting. As proposed to be amended, Article VI, Section 1 of the Articles would be amended in its entirety and replaced by the following provision:

“Action By Written Consent. Any action required or permitted to be taken at a meeting of the shareholders may be taken without a meeting, without prior notice and without a vote, if a consent or consents in writing, setting forth the action so taken, shall be signed by the holders of outstanding shares having not less than a majority of the total voting power of the then-outstanding capital stock of the Corporation entitled to vote, or such greater proportion as may be required under the BCA.” and

2. To approve the Company’s future issuance, in one or more tranches from time to time, of up to 1,500,000 shares of the Company’s common stock upon conversion of the Company’s issued and outstanding shares of Series A Convertible Preferred Stock by the holder(s) thereof.

Shareholders of record at the close of business on May 21, 2021 are entitled to notice of and to vote at the meeting. All stockholders are cordially invited to attend and participate. The business before the meeting will be limited to the items described above and no general discussion or presentations will be held.

Sincerely,

KBS Fashion Group Limited

/s/ Sun Lei
By: Sun Lei
Chief Executive Officer